February 6, 1995



Mr. John A. Fanning
Snyder Oil Corporation
777 Main Street, Suite 2500
Fort Worth, Texas  76102

Dear Mr. Fanning:

      In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 1994, to the Snyder Oil Corporation (SOCO) interest in certain oil and gas properties located in Colorado, New Mexico, Texas, and Wyoming as listed in the accompanying tabulations. As requested, lease and well operating costs do not include the per-well overhead expenses allowed under joint operating agreements for those properties operated by SOCO. This report is based on constant prices and costs in accordance with the guidelines of the Securities and Exchange Commission (SEC).

      As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the SOCO interest, as of December 31, 1994, to be:

                                  Net Reserves              Future Net Revenue
                            -----------------------    ----------------------------
                               Oil           Gas                      Present Worth
       Category             (Barrels)       (MCF)          Total         at 10%
- ----------------------      ----------   -----------   ------------   -------------
Proved Developed
  Producing                 18,047,637   168,298,775   $318,615,200   $205,712,300
  Non-Producing              1,292,266    13,343,739     25,414,300     14,766,700
Proved Undeveloped           4,542,989    68,174,870     66,322,400     19,469,100
                            ----------   -----------   ------------   ------------
    Total Proved            23,822,892   249,817,384   $410,351,900   $239,948,100


      The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

      As shown in the Table of Contents, the properties in this report have been subdivided into SOCO's significant property groups behind the appropriate state tab. Included for each significant property group are summary projections of reserves and revenue for each reserve category along with one-line summaries of reserves, economics, and basic data by lease. For the purposes of this report, the term "lease" refers to a single economic projection.

      The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undevel-oped acreage beyond those tracts for which undeveloped reserves have been estimated.

      Future gross revenue to the SOCO interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before consideration of Federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

      For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined.
We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment nor the cost of abandoning the properties.

      Oil prices used in this report are based on a December 31, 1994 West Texas Intermediate posted price of $16.00 per barrel, adjusted by significant property group or lease for regional posted price differentials. Gas prices used in this report are based on average December 1994 prices for each significant property group. Oil and gas prices are held constant in accordance with SEC guidelines.

      Lease and well operating costs are based on operating expense records of SOCO. For non-operated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease and field level costs. Headquarters general and administrative overhead ex-penses of SOCO are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

      We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the SOCO interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on SOCO receiving its net revenue interest share of estimated future gross gas production.

      The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

      In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data; therefore, our conclusions necessarily represent only informed professional judgments.

      The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Snyder Oil Corporation, other interest owners, various operators of the properties, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers and geologists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                    Very truly yours,


                                    /s/ Frederic D. Sewell


RKG:LCD